09055316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 51139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 1 0 2009
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berman Capital, LLC.

OFFICIAL USE ONLY
45706
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 Taylor Street
(No. and Street)

San Francisco (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc L. Berman 415-345-1480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

PROCESSED
FEB 1 3 2009
THOMSON REUTERS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc L. Berman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berman Capital, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ANGELA ALLEN
COMM. #1814272
NOTARY PUBLIC • CALIFORNIA
San Mateo County
Commission Expires Sept. 21, 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☑ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berman Capital, LLC

Financial Statements

and Supplemental Information

Years ended December 31, 2008 and 2007

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Members
Berman Capital, LLC

We have audited the accompanying statement of financial condition of Berman Capital, LLC, as of December 31, 2008 and 2007, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Berman Capital, LLC. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berman Capital, LLC as of December 31, 2008 and 2007, and the results of its operations and the changes in its members' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott
January 21, 2009

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

Berman Capital, LLC
Statement of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 47,255	$ 13,551
Accounts receivable	-	-
Note receivable due within one year	12,200	20,000
Total current assets	59,455	33,551
Note receivable	-	60,500
Total assets	$ 59,455	$ 94,051
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$ 5,689	$ 150
Members' equity		
Capital contributions	71,531	71,531
Retained earnings	(17,765)	22,370
Total members' equity	53,766	93,901
Total liabilities and members' equity	$ 59,455	$ 94,051

See accompanying notes

Berman Capital, LLC
Statement of Operations
Years ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions and fees	$ 77,016	$ 354,480
Interest income	4,265	6,863
Other income	-	39,303
Total revenues	81,281	400,646
Expenses		
Auto and travel	7,973	14,292
Insurance	384	384
Computer and database	4,022	3,703
Dues and subscriptions	2,101	3,337
Entertainment and promotion	6,683	10,585
Office supplies	338	885
Postage and delivery	412	1,199
Printing and reproduction	2,173	1,747
Professional fees	39,454	70,512
Regulatory fees	435	435
Rent	16,566	16,380
Retirement plan contribution	-	50,000
Taxes and licenses	3,186	1,100
Telephone	7,007	8,904
Other expenses	301	711
Total expenses	91,035	184,174
Net income (loss)	$ (9,754)	$ 216,472

See accompanying notes.

Berman Capital, LLC
Statement of Members' Equity
Years ended December 31, 2008 and 2007

	Capital contributions	Retained earnings	Total members' equity
Balances, December 31, 2006	$ 13,531	$ 204,968	$ 218,499
Capital contributions	58,000	-	58,000
Distributions to members	-	(399,070)	(399,070)
Net income	-	216,472	216,472
Balances, December 31, 2007	71,531	22,370	93,901
Distributions to members	-	(30,381)	(30,381)
Net loss	-	(9,754)	-9,754
Balances, December 31, 2008	$ 71,531	$ (17,765)	$ 53,766

See accompanying notes.

Berman Capital, LLC
Statement of Cash Flows
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income (loss)	$ (9,754)	$ 216,472
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Decrease (increase in) accounts receivable	-	75,000
Decrease in accounts payable	5,539	(850)
Net cash provided (used) by operating activities	(4,215)	290,622
Cash flows from financing activities		
Capital contributions	-	58,000
Distributions to members	(30,381)	(399,070)
Net cash used by financing activities	(30,381)	(341,070)
Cash flows from investing activities		
Payments on note receivable	68,300	5,000
Decrease in investments	-	12,909
Net cash provided by investing activities	68,300	17,909
Net increase (decrease) in cash and cash equivalents	33,704	(32,539)
Cash and cash equivalents, beginning of year	13,551	46,090
Cash and cash equivalents, end of year	$ 47,255	$ 13,551
Supplemental disclosure		
Cash paid during the year for income taxes	$ 1,700	$ 800

See accompanying notes.

Berman Capital, LLC
Notes to Financial Statements
December 31, 2008

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California LLC formed in July 1998. In February 1999, the Company registered as broker-dealer with the Securities Exchange Commission and became a member of the National Association of Securities Dealers.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Allowance for uncollectible accounts receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2008 and 2007, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2008

Note 1 - Summary of significant accounting policies (continued)

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Transactions with members

The Company receives certain administrative services provided by its members. For the years ended December 31, 2008 and 2007, the Company reimbursed its members for all significant shared costs.

The Company's members also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the

Note 2 - Transactions with members (continued)

Company, the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2008 and 2007, the Company had reimbursed all significant member incurred costs.

Note 3 - Note receivable

The note receivable results from a portion of the Company's fee for advising in a 2004 transaction. The note receivable is unsecured, bears interest payable monthly at the published prime rate plus 1.75% (total rate not to exceed 8.5%), and is due in quarterly installments of $5,000.

Note 4 - Commitments

The Company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2008 was $16,566 (2007 - $16,380).

Note 6 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Berman Capital, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2008

Balance, December 31, 2007	$	-
Increases (decreases)		-
Balance, December 31, 2008	$	-

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2008

Net Capital	
Total members' equity	$ 53,766
Subordinated liabilities	-
Non allowable assets	12,200
Net capital	$ 41,566
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 5,689
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 381
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 36,566
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 40,997

Berman Capital, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2008

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2008)

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2008

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Berman Capital, LLC

We have audited the financial statements of Berman Capital, LLC for the year ended December 31, 2008, and have issued our report thereon dated January 21, 2009. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Berman Capital, LLC, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 21, 2009

END